650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com
June 14, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:          Julie Sherman
Al Pavot
Tom Kluck
Celeste Murphy
Re:       Codex DNA, Inc.
Registration Statement on Form S-1
Filed May 28, 2021
File No. 333-256644
Ladies and Gentlemen:
On behalf of our client, Codex DNA, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.
Registration Statement on Form S-1 filed May 28, 2021
Results of Operations, page 70
1.    We note your response to comment 1 and your revised disclosure on page 71 that NEB has agreed to pay the Company a royalty in the low double digits. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rate that does not exceed ten percentage point.
In response to the Staff's comment, the Company has revised its disclosure on page 71 of Amendment No. 1.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK
PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON DC WILMINGTON, DE

Securities and Exchange Commission
June 14, 2021

2.    We note that the confidential settlement agreement with New England Biolabs includes a settlement payment. Please disclose the amount of the settlement payment or explain to us why such disclosure is not required.

In response to the Staff's comment, the Company has revised its disclosure on page 71 of Amendment No. 1 and refiled Exhibit 10.17 with the amount of the settlement payment disclosed.
* * * *

Securities and Exchange Commission
June 14, 2021

Please direct any questions with respect to this confidential submission to me at (650) 565-3564 or poettinger@wsgr.com or Robert Kornegay at (650) 320-4533 or rkornegay@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip Oettinger
Philip Oettinger
cc:        Todd Nelson, Codex DNA, Inc.
Jennifer McNealey, Codex DNA, Inc.
Robert Kornegay, Wilson Sonsini Goodrich & Rosati, P.C.
Donald Murray, Covington & Burling LLP